Pacer Funds Trust
c/o U.S. Bancorp Fund Services, LLC
615 E. Michigan St.
Milwaukee, WI 53202

May 27, 2015

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:
Pacer Funds Trust (the “Trust”)
File Nos. 333-201530 and 811-23024
Request for Acceleration of the Effective Date of Pre-Effective Amendment No. 2 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A as Filed on May 27, 2015

Dear Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Amendment be accelerated so that the same will become effective on May 29, 2015, or as soon thereafter as practicable.

In connection with this request, Pacer Financial, Inc., the underwriter for the Trust, has also signed this letter requesting acceleration.

If you have any questions regarding the above responses, please do not hesitate to contact me at (414) 765-5586 or michael.barolsky@usbank.com.

Sincerely,

Pacer Funds Trust	Pacer Financial, Inc.

/s/ Joe M. Thomson	/s/ Joe M. Thomson
Joe M. Thomson	Joe M. Thomson
President	President